UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

StoneCo Reports Fourth Quarter and Fiscal Year 2018 Financial Results

São Paulo, Brazil, March 18, 2019 -- StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses over time through technology, today reports financial results for its fourth quarter and fiscal year ended December 31, 2018.

“We are pleased to report strong fourth quarter and fiscal year 2018 financial results”, said Thiago Piau, chief executive officer of StoneCo. “Our company is very well positioned to continue to help our clients grow and improve their businesses, by providing them a superior value proposition and the best customer experience. We believe we have created a unique business model, which has brought us great achievements. First, our clients love us, as evidenced by our Net Promotor Score which has consistently been in the range of 65 to 70, on average.  We are also proud that we have been able to grow quickly while also posting strong profitability, which is shown in our Q4 results of total revenue and income growth of 114% year over year and adjusted net margin of almost 30%. Finally, our business model is allowing us to build a much bigger future, with new products - such as software, banking services and credit - that help our clients manage their business better and grow over time”.

Operating and Financial Highlights for the Fourth Quarter of 2018 and Fiscal Year 2018

•	Total Revenue and Income increased 113.7% year over year in the fourth quarter of 2018 and 106.0% in fiscal year 2018 compared to fiscal year 2017, reaching R$1,579.2 million in the year

•	Adjusted Net Income was R$155.9 million in the fourth quarter of 2018, compared to R$20.9 million in the fourth quarter of 2017, an increase of 646.3%. Adjusted Net Margin in the fourth quarter of 2018 improved 21.0 percentage points year over year to 29.5%, compared to 8.4% in the fourth quarter of 2017

•	In fiscal year 2018, the Company reported an Adjusted Net Income of R$342.8 million, up 659.6% from fiscal year 2017

•	Net Income reached R$127.1 million in 4Q18, compared to a Net Loss of R$14.3 million in 4Q17. Net Margin was 24.0%, up 29.8 percentage points versus 4Q17. In fiscal year 2018, the Company reported a Net Income of R$305.2 million, up from a Net Loss of R$105.0 million reported in fiscal year 2017

•	The number of active clients increased by 136.7 thousand in fiscal year 2018, reaching a total of 267.9 thousand clients at the end of the year, up 104.1% compared to 2017

•	The Company’s take rate reached 1.88% in the fourth quarter of 2018 compared to 1.58% in the fourth quarter of 2017, a 30 basis point increase year over year

Other Highlights and Comments from Management

•	In 2018, we saw that our strategy of better serving merchants continued to yield positive results. Our key operational metrics, such as productivity of our sales force, churn and take rate, remained strong in the fourth quarter of 2018. Our focus is, and will always be, to listen to our clients and serve them better.

•	We remain focused on adding capabilities to our platform that help our clients manage their business better and sell more. Our software solutions are showing traction and increasing penetration in clients through our subscription model, though still in early stages. Currently, approximately 14,000 clients use at least one type of software we provide1, and a much larger number of clients use the client portal dashboard and mobile app account.

•	More recently, in February 2019, we invested in Collact, a provider of customer relationship management (CRM) software for customer engagement, focused mainly in the food service segment, which enables merchants to increase their sales consistently by increasing recurrence while also leveraging on customer data.

•	Our banking digital account solution is currently in pilot mode, with nearly 2,500 open accounts and progressing according to plan. We have developed a proprietary technology, directly integrated to the Brazilian Central Bank’s system. Like our experience in merchant acquiring, the roll-out will happen when all necessary adjustments have been made and the platform and operations have been fully tested.

•	We are on track with our plans operationally and financially and are excited to continue to expand our business by increasing our penetration in Brazil´s more than 5,000 cities through our hub strategy and providing our clients with a complete set of products and best in-class service.

Operating Metrics

Table 1: Operating Metrics

Operating Metrics	4Q18	4Q17	Δ	2018	2017	Δ
TPV (R$ billions)	26.6	15.3	73.8%	83.4	48.5	71.8%
Active Clients (thousands)	267.9	131.2	104.1%	267.9	131.2	104.1%
Take Rate	1.88%	1.58%	0.30 p.p.	1.83%	1.53%	0.31 p.p.

Total Payment Volume (TPV) was R$26.6 billion in the fourth quarter of 2018, an increase of 73.8% from R$15.3 billion in the fourth quarter of 2017. The incremental TPV in the fourth quarter of 2018 was R$4.8 billion from 3Q18, 39.6% higher than the R$3.4 billion incremental TPV in the fourth quarter of 2017 versus the third quarter of 2017. In fiscal year 2018, TPV reached R$83.4 billion, 71.8% above 2017. This increase is in-line with the Company’s strategy of further penetrating the SMB merchants in Brazil.

The Company ended 2018 with 267.9 thousand active clients, up 104.1% compared to the previous year, when it had 131.2 thousand clients. The net addition of active clients in the fourth quarter was 33.5 thousand, an improvement in net addition per sales force working day compared to the third quarter of 2018 by approximately 10%.

Take rate in the fourth quarter of 2018 increased by 30 basis points versus the fourth quarter of 2017, reaching 1.88%.

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1 Includes online and offline gateways, reconciliation, POS/ERP and CRM software.

Financial Metrics

Table 2: Income Statement

Income Statement (R$mn)	4Q18	% Rev.	4Q17	% Rev.	Δ %	Δ p.p.	2018	% Rev.	2017	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	174.4	32.9%	83.4	33.6%	109.2%	(0.7 p.p.)	514.6	32.6%	224.2	29.2%	129.5%	3.3 p.p.
Net revenue from subscription services and equipment rental	69.5	13.1%	29.2	11.8%	138.3%	1.4 p.p.	213.7	13.5%	105.0	13.7%	103.6%	(0.2 p.p.)
Financial income	255.8	48.3%	129.0	52.1%	98.4%	(3.7 p.p.)	801.3	50.7%	412.2	53.8%	94.4%	(3.0 p.p.)
Other financial income	29.6	5.6%	6.3	2.5%	371.8%	3.1 p.p.	49.6	3.1%	25.3	3.3%	96.2%	(0.2 p.p.)
Total net revenue and income	529.4	100.0%	247.8	100.0%	113.7%	0.0 p.p.	1,579.2	100.0%	766.6	100.0%	106.0%	0.0 p.p.
Cost of services	(101.3)	(19.1%)	(73.5)	(29.7%)	37.7%	10.5 p.p.	(323.0)	(20.5%)	(224.1)	(29.2%)	44.1%	8.8 p.p.
Administrative expenses	(73.4)	(13.9%)	(62.6)	(25.3%)	17.2%	11.4 p.p.	(252.9)	(16.0%)	(174.6)	(22.8%)	44.8%	6.8 p.p.
Selling expenses	(58.7)	(11.1%)	(33.7)	(13.6%)	74.2%	2.5 p.p.	(190.2)	(12.0%)	(92.0)	(12.0%)	106.7%	(0.0 p.p.)
Financial expenses, net	(75.1)	(14.2%)	(61.4)	(24.8%)	22.2%	10.6 p.p.	(301.1)	(19.1%)	(237.1)	(30.9%)	27.0%	11.9 p.p.
Other operating income (expense), net	(41.6)	(7.9%)	(30.3)	(12.2%)	37.4%	4.4 p.p.	(69.3)	(4.4%)	(134.2)	(17.5%)	(48.4%)	13.1 p.p.
(Loss) income from investment in associates	(0.1)	(0.0%)	(0.1)	(0.0%)	61.3%	0.0 p.p.	(0.4)	(0.0%)	(0.3)	(0.0%)	43.5%	0.0 p.p.
Profit (loss) before income taxes	179.3	33.9%	(13.8)	(5.6%)	n.m	39.4 p.p.	442.3	28.0%	(95.7)	(12.5%)	n.m	40.5 p.p.
Income tax and social contribution	(52.2)	(9.9%)	(0.5)	(0.2%)	10824.3%	(9.7 p.p.)	(137.1)	(8.7%)	(9.3)	(1.2%)	1373.7%	(7.5 p.p.)
Net income (loss) for the period	127.1	24.0%	(14.3)	(5.8%)	n.m	29.8 p.p.	305.2	19.3%	(105.0)	(13.7%)	n.m	33.0 p.p.

Adjusted Net Income	155.9	29.5%	20.9	8.4%	646.3%	21.0 p.p.	342.8	21.7%	45.1	5.9%	659.6%	15.8 p.p.

Total Net Revenue and Income

Graph 1: Total Net Revenue and Income (Quarter)	Graph 2: Total Net Revenue and Income (Year)

Total Net Revenue and Income was R$529.4 million in the fourth quarter of 2018, an increase of 113.7% from R$247.8 million in the fourth quarter of 2017. Total Net Revenue and Income growth was driven primarily by an increase in TPV and an increase in the number of SMBs as a proportion of Stone’s total client base. In fiscal year 2018, Total Net Revenue and Income reached R$1,579.2 million, more than doubling compared to fiscal year 2017.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$174.4 million in the fourth quarter of 2018, an increase of 109.2% compared to the fourth quarter of 2017. This increase was primarily attributable to (i) the R$11.3 billion growth in TPV year-over-year, which translated to an increase of R$61.5 million in Net Revenue from Transaction Activities and Other Services, and (ii) an improvement in average rates, mainly driven by a mix shift in the Company’s client base, with a greater proportion of SMBs, accounting for an increase in Net Revenue from Transaction Activities and Other Services of R$29.5 million. In the fiscal year, Net Revenue from Transaction Activities and Other Services increased 129.5% to R$514.6 million, mainly due to an increase in TPV combined with an increase in take rate as a result of the continued penetration in the SMBs, providing a positive mix effect.

Net revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$69.5 million in the fourth quarter of 2018, 138.3% above the fourth quarter of 2017. This increase was primarily attributable to the increase in the number of

SMB active clients. For the fiscal year, the Company increased its Net Revenue from Subscription Services and Equipment Rental by 103.6% reaching R$213.7 million.

Financial Income

Financial Income was R$255.8 million in the fourth quarter of 2018, an increase of 98.4% compared to the fourth quarter of 2017, primarily attributable to the increase in number of clients and the 73.8% growth in TPV year-over-year. An increase in TPV generally increases Financial Income from Stone’s working capital solutions, due to an overall increase in volume of prepayments. Financial Income as a percentage of TPV increased from 0.84% in the fourth quarter of 2017 to 0.96% in the fourth quarter of 2018, as the number of customers who elected earlier settlement increased. For fiscal year 2018, financial income increased 94.4% to R$801.3 million, also due to the higher TPV and the increase in the number of clients.

Other Financial Income

Other Financial Income was R$29.6 million in the fourth quarter of 2018, an increase of R$23.3 million when compared to the fourth quarter of 2017. This increase was primarily attributable to the interest income from the IPO proceeds on Stone’s cash balance and short-term investments.

Costs and Expenses

Graph 3: Operating Leverage*

* Includes Cost of Services, Administrative Expenses and Selling Expenses.
Quarterly unaudited data.

Stone has seen strong operating leverage as it continues to roll-out its hub strategy. In the fourth quarter of 2018, operating costs and expenses as a percentage of Total Net Revenue and Income reached 44.1%, down from 68.5% in the fourth quarter of 2017.

Cost of Services

Cost of Services was R$101.3 million in the fourth quarter of 2018, an increase of R$27.7 million or 37.7% from the fourth quarter of 2017. Cost of Services as a percentage of Total Net Revenue and Income decreased from 29.7% in the fourth quarter of 2017 to 19.1% in the fourth quarter of 2018, an efficiency gain of 10.5 percentage points. This efficiency gain was seen in most lines, especially transaction and deployment costs and personnel costs, as the Company dilutes the costs related to its proprietary platform and gains operating leverage in customer service and technology. In 2018, Cost of Services reached 20.5% of Total Net Revenue and Income, representing a dilution of 8.8 percentage points from 2017.

Administrative Expenses

Administrative Expenses were R$73.4 million in the fourth quarter of 2018, an increase of R$10.8 million or 17.2% from the fourth quarter of 2017, mainly driven by personnel expenses and depreciation and amortization. Administrative Expenses as a percentage of Total Net Revenue and Income was 13.9% in the fourth quarter of 2018, compared to 25.3% in the fourth quarter of 2017, an efficiency gain of 11.4 percentage points in the period.

For the fiscal year 2018, Stone was able to dilute Administrative Expenses by 6.8 percentage points, reaching 16.0% of Total Net Revenue and Income.

Selling Expenses

Selling Expenses were R$58.7 million in the fourth quarter of 2018, an increase of R$25.0 million or 74.2% compared to the same period of the prior year, primarily attributable to an increase of R$21.3 million of personnel expenses due to additional headcount in the sales team in line with the Company’s strategy to grow in the Hubs. For fiscal year 2018, Selling Expenses reached R$190.2 million or 12.0% of Total Net Revenue and Income. Compared to 2017, Selling Expenses were in line with the prior year as a percentage of Total Net Revenue and Income, mainly due to the opening of new hubs, in which we invest in selling expenses upfront and yield revenue over time, as the hubs ramp up.

Financial Expenses, Net

Financial Expenses, Net were R$75.1 million in the fourth quarter of 2018, an increase of R$13.7 million compared to the fourth quarter of 2017. This increase was primarily attributable to an increase in funding expenses of R$12.5 million due to higher prepayment volumes.

Financial Expenses, Net as a percentage of Financial Income reduced from 47.6% in the fourth quarter of 2017 to 29.3% in the fourth quarter of 2018. This reduction is explained by (i) a higher financial income and especially by (ii) lower cost of funds due to the lower base rate, cheaper funding lines contracted by the Company and use of a higher amount of own cash to fund prepayment operations.

Other Operating Expenses, Net

Other Operating Expenses, Net were R$41.6 million in the fourth quarter of 2018, an increase of 37.4% from the fourth quarter of 2017. This was primarily attributable to share-based compensation expenses in the amount of R$36.0 million. The 4Q18 share-based compensation expense is related to the one-time pre-IPO grants, which are booked over time, according to the different vesting periods of each grant. These awards are equity classified and the majority of the awards are subject to performance conditions.

Profit (Loss) before Income Taxes

Profit before Income Taxes was R$179.3 million in the fourth quarter of 2018, with a pre-tax margin of 33.9% compared to a negative margin of 5.6% in the fourth quarter of 2017. In fiscal year 2018, Profit before Income Tax increased to R$442.3 million from a R$95.7 million loss, reaching a margin of 28.0% compared to a negative 12.5% margin in 2017. This improvement is mainly related to the increase in Total Net Revenue and Income in addition to operating leverage in Cost of Services, Administrative Expenses and Financial Expenses.

Income Tax and Social Contribution

During the fourth quarter of 2018, the Company incurred in R$52.2 million in Income Tax and Social Contribution expense or a 29.1% effective tax rate, compared to R$0.5 million in Income Tax and Social Contribution in the fourth quarter of 2017. In 2018, StoneCo’s effective rate was 31.0%.

Net Income (Loss) for the Period

Net Income was R$127.1 million in 4Q18, compared to a Net Loss of R$14.3 million in 4Q17. Net Margin increased 29.8 percentage points to 24.0% year over year in the fourth quarter of 2018. This improvement was mainly due to the strong operating leverage of 24.5 percentage points in the period, combined with a 10.6 percentage points reduction in Financial Expenses, Net, as the Company reduces its cost of funding.

Net Income in fiscal year 2018 reached R$305.2 million, with a 19.3% margin, compared to a Net Loss of R$105.0 million and a negative Net Margin of 13.7% in 2017.

Adjusted Net Income (Loss)

Graph 4: Adjusted Net Income (Quarter)	Graph 5: Adjusted Net Margin (Quarter)

Graph 6: Adjusted Net Income (Year)	Graph 7: Adjusted Net Margin (Year)

Table 3: Adjusted Net Income Reconciliation

Net Income Bridge (R$mn)	4Q18	% Rev.	4Q17	% Rev.	Δ %	Δ p.p.	2018	% Rev.	2017	% Rev.	Δ %	Δ p.p.
Net income (loss) for the period	127.1	24.0%	(14.3)	(5.8%)	n.m	29.8 p.p.	305.2	19.3%	(105.0)	(13.7%)	n.m	33.0 p.p.
Share-based compensation expenses (a)	36.0	6.8%	36.0	14.5%	0.0%	(7.7 p.p.)	60.8	3.9%	138.9	18.1%	(56.2%)	(14.3 p.p.)
Amortization of fair value adjustment (b)	4.3	0.8%	2.8	1.1%	54.2%	(0.3 p.p.)	12.6	0.8%	14.8	1.9%	(14.9%)	(1.1 p.p.)
Gain on previously held interest in associate (c)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.	(21.4)	(1.4%)	0.0	0.0%	n.a.	(1.4 p.p.)
One-time impairment charges (d)	0.0	0.0%	0.0	0.0%	n.a.	0.0 p.p.	8.4	0.5%	0.0	0.0%	n.a.	0.5 p.p.
Tax effect on adjustments	(11.5)	(2.2%)	(3.6)	(1.4%)	224.6%	(0.7 p.p.)	(22.8)	(1.4%)	(3.6)	(0.5%)	542.4%	(1.0 p.p.)
Adjusted net income (loss)	155.9	29.5%	20.9	8.4%	646.3%	21.0 p.p.	342.8	21.7%	45.1	5.9%	659.6%	15.8 p.p.

(a) Consists of non-cash expenses related to the grant of share-based compensation, as well as fair value (mark-to-market) adjustments for share-based compensation expense classified as a liability in our consolidated financial statements. For 4Q18 and 2018, represents a one-time share-based expense related to the IPO.
(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method, a significant portion of which relate to the EdB acquisition.
(c) Consists of the gain on re-measurement of our previously held equity interest in Equals to fair value upon the date control was acquired.
(d) Consists of (i) impairment charges associated with certain processing system intangible assets acquired in the EdB acquisition that we no longer use, in an amount of R$6.4 million in 2Q18 and (ii) impairment associated with improvements made to certain leased office space upon the termination of the lease, in an amount of R$2.0 million for 2Q18.

In connection with the earnings release, the Company has provided an analysis of Adjusted Net Income which is a non-IFRS measure, which the Company believes is an important metric to evaluate the operating performance.

Adjusted Net Income was R$155.9 million in the fourth quarter of 2018, with a margin of 29.5%, compared to R$20.9 million and a margin of 8.4% in the fourth quarter of 2017. The main factors that contributed to the growth in Adjusted Net Income were: (i) increase in Total Net Revenue and Income, primarily due to higher TPV and focus on growing the Company’s base of SMB merchants; (ii) operating leverage in most lines, specially Cost of Services and Administrative Expenses; and (iii) reduced cost of funds, as the Company switches to cheaper funding and increases the use of own cash to fund the prepayment operation.

In 2018, the Company reported Adjusted Net Income of R$342.8 million, 659.6% above 2017 with an Adjusted Net Margin of 21.7%.

Cash Flows

Note on the impact of different funding sources in operating and financing cash flows

A natural consequence of TPV growth is the corresponding increase in both Accounts Receivable from Card Issuers and Accounts Payable to Clients. When the Company makes a prepayment to its clients as part of its working capital solutions offering, it derecognizes accounts payable by the corresponding prepaid amount plus fees earned by providing such prepayment service. In order to fund the prepayment operation, the Company principally uses one of the following sources of funding: (i) the sale of its receivables from card issuers to third party banks or financial institutions, (ii) the issuance of senior quotas by FIDCs to institutional investors or (iii) by deploying its own capital from capital contributions or cash flows from operations. These funding options lead to different impacts on the Company’s statement of cash flows and balance sheet:

(i)	Sale of receivables: the true sale of receivables results in the derecognition of Accounts Receivable from Card Issuers. As a result, when a prepayment operation is funded through the true sale of receivables, both Accounts Receivable from Card Issuers and Accounts Payable to Clients are derecognized from the balance sheet in the same amount and the combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

(ii)	Issuance of senior quotas by FIDCs[2]: when the Company launches a new FIDC in order to raise capital, the amount raised from senior quota holders less structuring and transaction costs will be recognized on its balance sheet as cash and as a non-current liability to senior quota holders. The Company then transfers its receivables from card issuers from its operating subsidiary to the FIDC and uses the cash to fund the prepayment operations. As a result of consolidating the FIDC in the Company’s financial

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2 Receivables Investment Fund (Fundo de Investimento em Direitos Creditórios), an investment fund legal structure established under Brazilian law designed specifically for investing in credit rights receivables.

statements, the Accounts Receivable from Card Issuers held by the FIDC remain on its consolidated balance sheet. These set of transactions generate a positive impact on the Company’s cash flows from financing activities in the amount received by the FIDC from senior quota holders less structuring and transaction costs. However, as Accounts Receivable from Card Issuers remains on the balance sheet but the Accounts Payable to Clients are derecognized, these transactions also cause a negative impact on our cash flow from operations.

(iii)	Deploying the Company’s capital: when the Company uses its own capital to fund prepayment operations, it does not sell its receivables from card issuers and they remain on its balance sheet. However, its Accounts Payable to Clients are derecognized, and therefore these transactions cause a negative impact on the Company’s cash flow from operations.

Net Cash Provided by / (Used in) Operating Activities

Net Cash Used in Operating Activities for the twelve months ended December 31, 2018 was R$2,415.6 million, primarily as a result of:

•	Net Income of R$305.2 million, combined with non-cash expenses consisting primarily of (i) Other Financial Costs and Foreign Exchange, Net of R$126.8 million; (ii) Depreciation and Amortization Expenses of R$92.3 million; (iii) Share-based Payment Expenses of R$46.1 million; (iv) Allowance for Doubtful Accounts of R$14.3 million, and (v) Loss on Disposal of Property, Equipment and Intangibles of R$10.7 million. The total amount of adjustment to Net Income from non-cash items in the twelve months ended December 31, 2018 was R$255.9 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$2,976.7 million, principally due to:

i.	an increase in the balance of Accounts Receivable from Card Issuers which led to negative cash flows of R$3,990.4 million, an increase in Recoverable Taxes of R$98.7 million, Interest Paid in the amount of R$141.4 million, and Income Tax Paid in the amount of R$87.4 million;

ii.	partially offset by an increase in Accounts Payable to Clients of R$570.1 million, an increase in Taxes Payable of R$183.9 million, an increase in Labor and Social Security balance of R$59.1 million and a generation of cash from Interest Income Received, Net of Costs in the amount of R$514.8 million

•	The negative cash flow from the increase in Accounts Receivable from Card Issuers is mainly related to: (i) the increase in TPV, which naturally increases the Accounts Receivable from Card Issuers and also the Accounts Payable to Clients and, specially, (ii) the change of funding mix for the prepayment operation by decreasing the amount of receivables sold to financial institutions and increasing the use of own cash to fund the prepayment.

Net Cash Used in Operating Activities for the twelve months ended December 30, 2017 was R$1,283.9 million, primarily as a result of:

•	Net Loss of R$105.0 million, combined with non-cash expenses consisting primarily of (i) Share-based Payment Expenses of R$138.9 million; (ii) Other Financial Costs and Foreign Exchange, net of R$71.9 million; and (iii) Depreciation and Amortization Expenses of R$57.2 million. The total amount of adjustment to Net Income from non-cash items in the twelve months ended December 31, 2017 was R$277.0 million.

•	Net cash from changes in working capital, arising from changes in operating assets and liabilities, totaled an outflow of R$1,456.0 million, mainly due to:

i.	An increase in Accounts Receivable from Card Issuers which led to negative cash flows of R$1.774.3 million and Interest Paid of R$47.5 million

ii.	partially offset by an increase in Accounts Payable to Clients of R$ 210.3 million and Interest Income Received, Net of Costs of R$147.4 million

Adjusted Net Cash Provided by / (Used in) Operating Activities

Due to the nature of prepayment business and dynamics of sale of receivables in Brazil, our management looks internally to Adjusted Net Cash Provided by/ (Used in) Operating Activities, a non-IFRS metric. This metric excludes three working capital adjustments3 shown in our Consolidated Statement of Cash Flows: (i) changes in Accounts Payable to Clients; (ii) changes in Accounts Receivables from Card Issuers, as well as (iii) the Interest Income Received, Net of Costs, which is shown separately in our Cash Flow Statement but is directly linked to the change in our Accounts Receivable from Card Issuers and Accounts Payable to Clients in our balance sheet.

Table 4: Adjusted Net Cash Provided by / (Used in) Operating Activities

Adjusted net cash provided by /(used in) from operating activities (R$mn)	2018	2017
Net cash used in operating activities	(2,415.6)	(1,283.9)
(-) Adjustments in Operating Activities:
Accounts receivable from card issuers	3,990.4	1,774.3
Accounts payable to clients	(570.1)	(210.3)
Interest income received, net of costs	(514.8)	(147.4)
(=) Adjusted net cash provided by /(used in) operating activities	489.9	132.7

In fiscal year 2018, Net Cash Used in Operating Activities was negative R$2,415.6 million. Excluding the effect of changes in Accounts Receivables from Card Issuers of R$3,990.4 million, changes in Accounts Payable to Clients of R$570.1 million and Interest Income Received, Net of Costs, of R$514.8 million, our Adjusted Net Cash Provided by Operating Activities was R$489.9 million, compared to R$132.7 million in 2017.

The R$514.8 million Interest Income Received, Net of Costs, consists of two items: (i) financial income from our prepayment activity, less the (ii) financial expenses related to the sale of receivables to financial institutions. The first item has direct influence in the level of accounts payable to clients in our balance sheet; the second item has direct influence in the amount of receivables from card issuers in our balance sheet.

Net Cash Provided by (Used in) Investing Activities

Net Cash Used in Investing Activities was R$2,737.1 million for the twelve months ended December 31, 2018, compared to R$299.7 million of Net Cash Used in Investing activities in the twelve months ended December 31, 2017. Net Cash Used in Investing Activities for the twelve months ended December 31, 2018 was mainly driven by (i) the acquisition of Short-term Investment in the amount of R$2,557.3 million, related to the investment of part of the proceeds from the IPO in short-term securities, compared to net acquisition of Short-term Investments of R$145.5 million for the twelve months ended December 31, 2017 (ii) Purchases of Property and Equipment, including POS equipment and hardware for use in Stone’s data centers, amounting to R$140.9 million, compared to R$141.0 million for the twelve months ended December 31, 2017, and (iii) Purchases and Development of Intangible Assets amounting to R$44.8 million in the twelve months ended December 31, 2018, mainly due to the acquisition of Equals and R&D, compared to R$21.3 million in the twelve months ended December 31, 2017.

_______________________

3 Each “Accounts Payable to Clients” recognized as a liability in our balance sheet is directly linked to an “Accounts Receivable from Card Issuers” recognized as an asset in our balance sheet. Originally, the Company receives from issuing banks first, and only then pays its clients, thus having no working capital requirement. When a client opts to be paid early (prepayment), the Company has a working capital requirement. However, the Company has the option itself to sell the receivables from card issuers related to those payables in order to meet such working capital requirement. The combined effect to the cash flows is a positive operational cash flow equivalent to net fees earned by providing such prepayment service.

Whenever management opts to fund its prepayment operation with sources other than the sale of its own receivables, this may have an impact in Net Cash Provided by/ (Used in) Operating Activities, as discussed in the section “Note on the impact of different funding sources in operating and financing cash flows” above.

However, management does not see such decision translating itself into higher or lower ability of our business to generate cash operationally.

Net Cash Provided by (Used in) Financing Activities

Net Cash Provided by Financing Activities was R$4,794.9 million for the twelve months ended December 31, 2018, compared to Net Cash Provided by Financing Activities of R$2,053.4 million for the twelve months ended December 31, 2017. This was mainly driven by (i) a contribution of R$4,229.2 million of Capital Increase related to the company’s IPO at Nasdaq, compared to R$529.0 million capital increase in 2017 and (ii) Proceeds from Borrowing from a new financing line in the capital markets in the amount of R$746.9 million.

Adjusted Free Cash Flow

The Company defines Adjusted Free Cash Flow, a non-IFRS metric, as Net Cash Provided by/ (Used in) Operating Activities, reduced by Purchases of Property and Equipment, Purchases and Development of Intangible Assets, less the effects from working capital adjustments related to changes in Accounts Receivable from Card Issuers and Accounts Payable to Clients mentioned in the section “Adjusted Net Cash Provided by / (Used in) Operating Activities” above.

The Company generated R$304.2 million of Adjusted Free Cash Flow in 2018, compared to negative R$29.6 million in 2017, as shown in the table below.

Table 5: Adjusted Free Cash Flow

Reconciliation of Adjusted free cash flow (R$mn)	2018	2017	4Q18	4Q17
Net cash used in operating activities	(2,415.6)	(1,283.9)	(2,125.6)	(507.3)

(-) Adjustments in Operating Activities:
Accounts receivable from card issuers	3,990.4	1,774.3	2,629.3	1,336.2
Accounts payable to clients	(570.1)	(210.3)	(174.3)	(774.7)
Interest income received, net of costs	(514.8)	(147.4)	(158.4)	(18.5)

Purchases of property and equipment	(140.9)	(141.0)	(15.6)	(53.0)
Purchases and development of intangible assets	(44.8)	(21.3)	(10.7)	(4.8)

Adjusted free cash flow (R$mn)	304.2	(29.6)	144.7	(22.1)

The main reason for the increase in Adjusted Free Cash Flow in 2018 compared to 2017 was the improvement in our Adjusted Net Income, from R$45.1 million in 2017 to R$342.8 million in 2018, despite the increase in non-cash Depreciation and Amortization Expenses from R$57.2 million in 2017 to R$92.3 million in 2018.

Adjusted Net Cash / (Debt)

Management assesses net liquidity of the Company by the Adjusted Net Cash/(Debt) metric4. It consists of our Cash and Cash Equivalents, plus Short-term Investments and Accounts Receivable from Card Issuers, reduced by Accounts Payable to Clients, Loans and Financing and Obligations to FIDC Senior Quota Holders.

As of December 31, 2018, Company´s Adjusted Net Cash position was of R$4,480.0 million, compared to R$202.7 million on December 31, 2017, an increase of R$4,277.3 million. The main reason for the increase was the Capital Increase of R$4,229.2 million, primarily due to our IPO, as well as our Adjusted Free Cash Flow of R$304.2 million. Those were partially offset mainly by a R$142.4 million in Repurchase of Shares, a R$30.8 million in Acquisition of Non-controlling Interests and a R$92.1 million fair value adjustment of Accounts Receivable from Card Issuers.

_____________________

4 Adjusted Net Cash / (Debt) is a non-IFRS metric

Table 6: Adjusted Net Cash

Adjusted Net Cash (R$mn)	2018	2017
Cash and cash equivalents	297.9	642.0
Short-term investments	2,770.6	201.8
Accounts receivable from card issuers	9,244.6	5,078.4
Adjusted Cash	12,313.1	5,922.1

Accounts payable to clients	(4,996.1)	(3,637.5)
Loans and financing	(762.5)	(16.9)
Obligations to FIDC senior quota holders	(2,074.6)	(2,065.0)
Adjusted Debt	(7,833.1)	(5,719.4)

Adjusted Net Cash	4,480.0	202.7

Conference Call

Stone will discuss its fourth quarter and fiscal 2018 financial results during a teleconference today, March 18, 2018, at 5:00 PM ET / 6:00 PM BRT. The conference call can be accessed at +1 (412) 717 9224 or +1 (844) 763 8274 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK). The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their business over time through technology. For more information please visit https://www.stone.co/.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted Net Cash Provided by / (Used in) Operating Activities , Adjusted Free Cash Flow and Adjusted Net Cash.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its core operating performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) one-off gains and (5) tax expense relating to the foregoing adjustments.

Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash / (Debt) metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, and (iii) Debt balances, due to the nature of Stone’s business and prepayment operation.

Contact:

ICR, Inc.
+1 646-277-1200
StoneIR@icrinc.com

Table 7: Unaudited fourth quarter 2018 and audited fiscal year consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mn)	4Q18	4Q17	2018	2017
Net revenue from transaction activities and other services	174.4	83.4	514.6	224.2
Net revenue from subscription services and equipment rental	69.5	29.2	213.7	105.0
Financial income	255.8	129.0	801.3	412.2
Other financial income	29.6	6.3	49.6	25.3
Total net revenue and income	529.4	247.8	1,579.2	766.6
Cost of services	(101.3)	(73.5)	(323.0)	(224.1)
Administrative expenses	(73.4)	(62.6)	(252.9)	(174.6)
Selling expenses	(58.7)	(33.7)	(190.2)	(92.0)
Financial expenses, net	(75.1)	(61.4)	(301.1)	(237.1)
Other operating income (expense), net	(41.6)	(30.3)	(69.3)	(134.2)
(Loss) income from investment in associates	(0.1)	(0.1)	(0.4)	(0.3)
Profit (loss) before income taxes	179.3	(13.8)	442.3	(95.7)
Income tax and social contribution	(52.2)	(0.5)	(137.1)	(9.3)
Net income (loss) for the period	127.1	(14.3)	305.2	(105.0)

Table 8: Audited fiscal year consolidated Statement of Financial Position

Balance Sheet (R$mn)	2018	2017
Assets
Current assets	12,437.8	5,999.5
Cash and cash equivalents	297.9	642.0
Short-term investments	2,770.6	201.8
Accounts receivable from card issuers	9,244.6	5,078.4
Trade accounts receivable	44.6	23.1
Recoverable taxes	56.9	39.1
Prepaid expenses	15.1	10.4
Derivative financial instruments	1.2	0.0
Other accounts receivable	6.9	4.7

Non-current assets	855.4	636.2
Receivables from related parties	8.1	9.1
Deferred income tax assets	262.7	198.2
Other accounts receivable	8.5	3.4
Investment in associate	2.2	1.7
Property and equipment	266.3	189.6
Intangible assets	307.7	234.1

Total Assets	13,293.2	6,635.7

Liabilities and equity
Current liabilities	6,054.8	3,823.6
Accounts payable to clients	4,996.1	3,637.5
Trade accounts payable	117.8	53.2
Loans and financing	761.1	13.8
Obligations to FIDC senior quota holders	16.6	8.7
Labor and social security liabilities	96.7	36.0
Taxes payable	51.6	35.9
Derivative financial instruments	0.6	0.0
Other accounts payable	14.2	38.4

Non-current liabilities	2,145.5	2,329.6
Loans and financing	1.4	3.0
Obligations to FIDC senior quota holders	2,057.9	2,056.3
Share-based payments	0.0	217.5
Deferred income tax liabilities	80.2	52.3
Provision for contingencies	1.2	0.5
Other accounts payable	4.7	0.0

Total liabilities	8,200.2	6,153.2

Equity attributable to owners of the parent	5,093.3	467.4
Issued capital	0.1	0.0
Capital reserve	5,351.9	967.7
Other comprehensive income	(56.3)	2.6
Accumulated losses	(202.3)	(503.0)

Non-controlling interests	(0.3)	15.2

Total equity	5,093.0	482.6

Total liabilities and equity	13,293.2	6,635.7

Table 9: Audited fiscal year consolidated Statement of Cash Flows

Cash Flow (R$mn)	2018	2017
Net income (loss) for the year	305.2	(105.0)

Adjustments on Net Income:
Depreciation and amortization	92.3	57.2
Deferred income tax expenses	(17.8)	3.6
Loss on investment in associates	0.4	0.3
Other financial costs and foreign exchange, net	126.8	71.9
Provision of contingencies	0.8	0.4
Share based payment expense	46.1	138.9
Allowance for doubtful accounts	14.3	2.7
Impairment of intangible assets	4.8	0.0
Loss on disposal of property, equipment and intangible assets	10.7	5.5
Onerous contract	(0.4)	(5.7)
Fair value adjustment to derivatives	(0.6)	0.0
Remeasurement of previously held interest in subsidiary acquired	(21.4)	0.0
Others	0.0	2.1

Working capital adjustments:
Accounts receivable from card issuers	(3,990.4)	(1,774.3)
Receivables from related parties	4.0	(7.1)
Recoverable taxes	(98.7)	(33.7)
Prepaid expenses	(4.7)	(6.4)
Other accounts receivable	(36.9)	(15.6)
Accounts payable to clients	570.1	210.3
Taxes payable	183.9	33.6
Labor and social security liabilities	59.1	15.9
Accounts payable to related parties	0.0	0.0
Provision for contingencies	(0.0)	(0.1)
Other accounts payable	50.9	24.7
Interest paid	(141.4)	(47.5)
Interest income received, net of costs	514.8	147.4
Income tax paid	(87.4)	(3.2)
Net cash used in operating activity	(2,415.6)	(1,283.9)

Investing activities
Purchases of property and equipment	(140.9)	(141.0)
Purchases and development of intangible assets	(44.8)	(21.3)
Acquisition of subsidiary, net of cash acquired	(2.9)	0.0
Proceeds from (acquisition of) short term investments, net	(2,557.3)	(145.5)
Proceeds from the disposal of non-current assets	13.4	9.0
Acquisition of interest in associates	(4.5)	(1.2)
Proceeds from the disposal of assets held for sale	0.0	0.3
Net cash provided by (used in) investing activities	(2,737.1)	(299.7)

Financing activities
Proceeds from borrowings	746.9	0.0
Payment of borrowings	(3.7)	(11.7)
Proceeds from FIDC senior quota holders	10.0	2,053.3
Payment of finance leases	(14.3)	(13.0)
Capital increase	4,229.2	529.0
Repurchase of shares	(142.4)	(280.8)
Acquisition of non-controlling interests	(30.8)	(223.4)
Net cash provided by financing activities	4,794.9	2,053.4

Effect of foreign exchange on cash and cash equivalents	13.8	1.5
Change in cash and cash equivalents	(344.0)	471.3
Cash and cash equivalents at beginning of period	642.0	170.6

Cash and cash equivalents at end of period	297.9	642.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: March 18, 2019